SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioSante Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09065V203
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 8 Pages

CUSIP No. 09065V203	13G/A	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,176,881
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,176,881
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 09065V203	13G/A	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,176,881
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,176,881
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 09065V203	13G /A	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,176,881
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,176,881
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

BioSante Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Barclay Blvd., Lincolnshire, IL 60069

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management. Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 09065V203

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 3,176,881 shares of Common Stock, which is comprised of 675,000 shares of the Issuer’s Common Stock and $9,307,000 principal face amount of the Issuer’s 3.125% Convertible Senior Subordinated Notes due 2013 (the “Notes”).

The Notes are convertible into the Issuer’s Common Stock at a conversion rate of 268.8172 shares of Common Stock per $1,000 principal face amount of the Notes. Therefore, Tang Capital Partners beneficially owns 2,501,881 shares of the Issuer’s Common Stock issuable upon conversion of the Notes held by Tang Capital Partners.

Tang Capital Partners shares voting and dispositive power over such shares and Notes with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tang Capital Partners.

Kevin C. Tang.  Kevin C. Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tang Capital Partners.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The beneficial ownership as reported herein reflects the beneficial ownership of the Reporting Persons on the date this Statement is filed.

The percentages used herein are based upon 118,843,583 shares of Common Stock outstanding (109,618,529 shares outstanding as of November 7, 2011, as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2011, plus 6,723,173 shares of Common Stock issued by the Issuer on February 7, 2012, as reported by the Issuer on the Form 8-K as filed with the Securities and Exchange Commission on February 8, 2012, plus the 2,501,881 shares of Common Stock issuable upon the conversion of the Notes held by Tang Capital Partners).

	(b)	Percent of Class:

		Tang Capital Partners		2.7%
		Tang Capital Management		2.7%
		Kevin C. Tang		2.7%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Tang Capital Partners	0 shares
			Tang Capital Management	0 shares
			Kevin C. Tang	0 shares

		(ii)	shared power to vote or to direct the vote:

			Tang Capital Partners	3,176,881 shares
			Tang Capital Management	3,176,881 shares
			Kevin C. Tang	3,176,881 shares

		(iii)	sole power to dispose or to direct the disposition of:

			Tang Capital Partners	0 shares
			Tang Capital Management	0 shares
			Kevin C. Tang	0 shares

		(iv)	shared power to dispose or to direct the disposition of:

			Tang Capital Partners	3,176,881 shares
			Tang Capital Management	3,176,881 shares
			Kevin C. Tang	3,176,881 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2012

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang